SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated May 9, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	7603T	May 6, 2008

08002619

SUPPL

PROCESSED
MAY 2 1 2008
THOMSON REUTERS

RECEIVED
2008 MAY 19 A 8:50

dew 5/19

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

05/06/08 05:42 AM

To "eleanor.besserman@el <eleanor.besserman@el...

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:7603T
Elementis PLC
06 May 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

ELEMENTIS PLC

2. Reason for notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights:
(YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : CHANGE IN ISSUED SHARE CAPITAL
(YES)

3. Full name of person(s) subject to notification obligation:

LLOYDS TSB GROUP PLC

4. Full name of shareholder(s) (if different from 3) :

NOMINEES (JERSEY) LTD
PERRY NOMINEES LTD
BOLTRO NOMINEES LTD
WARD NOMINEES LTD
LLOYDS BANK (PEP) NOMINEES LTD
STATE STREET NOMINEES LTD

5. Date of transaction (and date on which the threshold is crossed or reached if different):

30TH APRIL 2008

6. Date on which issuer notified:

1ST MAY 2008

7. Threshold(s) that is/are crossed or reached:

REACHED 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
0241854 ORD GBP0.05	31,117,606	31,117,606

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
0241854 ORD GBP0.05	31,873,931		31,873,931		7.132

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
31,873,931	7.132

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

30,000 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

321,667 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,398 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

2,023 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds
TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

183,950 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group
Plc.

31,322,893 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary
of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc,
a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

CENTRAL DISCLOSURE UNIT

15. Contact telephone number:

+44 (0) 1444 418127

For notes on how to complete form TR-1 please see the FSA website.

END

HOLILFLIEVIRIIT

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